vnu

Press release

Date Haarlem, The Netherlands, March 10, 2004

VNU DELIVERS 9% INCREASE IN UNDERLYING CASH EARNINGS PER SHARE AT CONSTANT CURRENCIES IN LINE WITH EARLIER GUIDANCE

- **VNU delivers 9% increase in its 2003 underlying* cash earnings per share (CEPS) at constant currencies****
- **Net earnings per share declines 25% and cash earnings per share (CEPS) declines 17% both as a result of the weak US dollar, reorganization charges and a book loss on the Claritas Europe divestiture**
- **Strong revenue growth at constant currencies** for both Marketing Information and Media Measurement & Information groups in line with guidance**
- **Strong sequential improvement in underlying* credit statistics; in line with more stringent interest coverage targets**
- **Free cash flows: an increase of 9% to EUR 386 million**
- **In the light of our expectations for the future we propose to maintain our dividend at the same level as in 2002**

Amounts x EUR 1 million	2003	2002	change %	
			reported	at constant currencies*/**
Cash earnings – earnings before goodwill amortization and impairment charges**	382	452	-/- 16	+ 11
Cash earnings per share – earnings per share before goodwill amortization and impairment charges** (*x EUR 1)*	1.51	1.83	-/- 17	+ 9
Total revenues	3,882	4,275	-/- 9	+ 2
Operating income before goodwill amortization and impairment charges	643	746	-/- 14	+ 6
Net earnings	130	170	-/- 23	+ 25
Net earnings per share *(x EUR 1)*	0.50	0.67	-/- 25	+ 24
Operating income as a percentage of total revenues	16.6	17.4	-/- 80	+ 80
			basispoints	

* *Excluding 2003 reorganization charges and the Claritas Europe book loss (in line with earlier guidance).*

** *2003 actuals recalculated against 2002 currency exchange rates.*

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

Executive summary

Rob van den Bergh, Chairman and CEO of VNU commented: "*It is encouraging to see that our strategic shift toward more recession-resilient businesses has once again proved its worth in the face of difficult economic conditions. For 2003, we performed at the high end of our initial expectations, delivering healthy underlying results that demonstrate the fundamental strength of our business. Our organic growth was driven by strong performances from Marketing Information, Media Measurement & Information and Business Information's trade show businesses.*

On a reported basis, our results were negatively impacted by the weakness of the US dollar against the euro (the dollar depreciated on average 17%), as well as reorganization charges in the Marketing Information and Directories groups, and a book loss on the Claritas Europe divestiture. These incidental items caused a 25% decrease in our net earnings per share. However, for the year, we reported 9% growth in underlying cash earnings per share (earnings per share at constant currencies before goodwill amortization and impairment charges), in line with our 2003 trading update guidance.

Our Marketing Information and Media Measurement & Information groups – which together account for more than 70% of our revenue and nearly 60% of our operating income – continued to power our performance in 2003, as demand remained strong for their business-critical information and services. Our trade show business, a continuing bright spot in our Business Information segment, also made a significant contribution to our improved results.

The situation was more difficult for our trade magazines and the Directories group, which continued to face soft advertising markets worldwide. Both in the U.S. and Europe, advertising revenues declined for Business Information's trade magazines, although not as sharply as in previous years. With early signs of a recovery now visible, it appears that the U.S. in particular, has reached the bottom of the cycle.

Our Directories group, likewise, came under economic pressure in most markets where it operates, and saw its revenue and operating income (excluding a reorganization charge and the introduction costs of White Pages in The Netherlands) fall slightly for the year.

Having successfully built a solid foundation via acquisitions in recent years, we have shifted our focus to making those acquisitions pay off through greater organic growth, while taking additional steps to improve efficiency and enhance our longer term margins. Our organic growth initiatives are focused on creating new products and value-added services and solutions that integrate information and leverage new technologies from across VNU. For the short term, our investments in these initiatives will put some pressure on the margins of the Marketing Information group and will limit the increase of our overall margins.

Outlook for 2004

By Business Group
In 2004, we expect organic revenue growth for the Marketing Information group to be in line with the longer term target of 5% - 7%. With its enhanced focus on developing a new generation of higher-margin, integrated business solutions, and its programs to improve efficiency and lower costs, the Marketing Information group is expected to reach its long-term margin target of 15% or more by 2006. However, due to our investments in business-building initiatives, the 2004 margin will be under pressure.
We are expecting another strong year from our Media Measurement & Information group, a key driver of our recent performance. Organic revenue growth in 2004 is expected to be at least 6%, and the group's margin should continue to expand. In particular, we expect continued strong results from Nielsen Media Research in the United States, as this unit expands its coverage of the marketplace and introduces new measurement technologies. Furthermore, we expect that NetRatings will continue to improve its operating results as it moves toward profitability, and that organic-growth initiatives - such as Nielsen Outdoor and Nielsen Cinema, along with others developed by Nielsen Ventures - will begin to bear fruit.
For the Business Information group, we expect our trade-show business to continue to deliver strong margins. The advertising market for our U.S. trade publications is bottoming out and there are early signs of a recovery, which vary by the speed of recovery in the various industry segments we serve. In Europe, we expect a further decline in advertising revenues. As a result of cost-savings initiatives, the operating margin of this group is expected to be at least at the same level as in 2003.
Directories have late cyclical characteristics. Of the countries in which VNU is active, The Netherlands and Portugal are among the weakest economies in Europe. Therefore market conditions for this group remain difficult in 2004. As a result, operating income will not differ substantially from the figure for 2003.

Total VNU
Because of our strong market positions and our various efficiency programs and new growth initiatives which are underway, we are confident about 2004 and beyond. However, despite our optimism, we deem it to be too early in the year to give firm cash earnings per share guidance for 2004. We expect to give this guidance in our half yearly report.
In 2004, investments in property, plant and equipment are expected to be in the range of EUR 190-210 million. We do not foresee substantial changes in employment levels, except for the sale of Claritas Europe and reorganizations."

Press release

FINANCIAL RESULTS

Cash Earnings

VNU deems cash earnings (earnings before goodwill amortization and impairment charges) the best indicator to reflect the result of the company's normal continuing operations and its capacity to generate cash. VNU focuses on this cash earnings figure and not on items that are not directly related to our operations.
In 2003, cash earnings decreased to EUR 382 million from EUR 452 million, while cash earnings per share (CEPS) decreased by 17% to EUR 1.51 from EUR 1.83. Both amounts reflect a significant impact from the decline in the US dollar exchange rate against the euro, our reporting currency. This decline reduced CEPS by 13%. Reorganization charges of EUR 33 million in the company's Marketing Information group and of EUR 10 million in the Directories group, together lowered CEPS by 6%. A book loss of EUR 32 million on the divestiture of Claritas Europe had a negative impact on CEPS of 7%. Excluding these three items, CEPS would have been EUR 1.99, an increase of 9%, which is at the high end of the guidance of 6% to 9%, as expressed in our 2003 trading update. The average number of common shares outstanding increased by 2% to 249 million.
Net earnings declined to EUR 130 million from EUR 170 million. Excluding the three items mentioned above, net earnings increased to EUR 192 million.

The calculation of cash earnings (per share) is detailed as follows:

Amounts x EUR 1,000	**2003**	**2002**
Net earnings	129,952	169,671
Goodwill amortization and impairment charges in statement of earnings	255,257	286,364
Goodwill amortization included in net earnings of associates	2,142	–
Adjustment for goodwill amortization included in minority interests	-/- 5,707	-/- 3,800
Cash earnings	381,644	452,235
Dividend on preferred shares	5,694	5,694
Basis for calculation of cash earnings per share	375,950	446,541

Amounts x EUR 1		
Cash earnings per share*	1.51	1.83
Cash earnings per share at constant currencies (excluding 2003 reorganization charges and the Claritas Europe book loss)*	1.99	n/a
* Average number of common shares outstanding x 1,000	249,246	243,994

Change in Reporting of Associates

During the first half of 2003, the company changed the presentation of equity in net earnings of associates, in line with applicable accounting and reporting principles. Our share in net earnings of associates is now presented on a separate line in the statement of earnings. This concerns those associates in which we can exercise sufficient control and for which equity accounting on the basis of our accounting policies is applied.

Formerly, we presented our share in operating income of associates separately as part of total operating income. In addition, our share in the goodwill amortization and impairment charges, interest income, interest expense and income taxes of these associates were included in these respective categories. This change had no impact on reported total revenues, net earnings or cash earnings. Full year 2002 figures have been restated accordingly.

For comparative purposes, details of total operating income based on the former presentation are as follows:

Amounts x EUR 1,000	**2003**	**2002**
Operating income of subsidiaries	642,868	745,842
Equity in operating income of associates	16,591	19,469
Total operating income before goodwill amortization and impairment charges	659,459	765,311

Dividends

At the General Meeting of Shareholders to be held on April 20, 2004, the Board will propose maintaining the total annual dividend at EUR 0.55 per common share (the same level as in 2002), of which an interim dividend of EUR 0.12 per share was already paid in August 2003. Shareholders may elect to receive the final dividend of EUR 0.43 per share in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate as closely as possible the value of the final cash dividend. The final dividend will be payable on May 6, 2004.

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Press release

Revenues and Results

Operating income (excluding VNU's share in operating income of associates) decreased by 14% to EUR 643 million from EUR 746 million. This decrease was mainly the result of the weak US dollar, reorganization charges in the Marketing Information and Directories groups, amounting to EUR 43 million and the book loss as a result of the disposal of Claritas Europe of EUR 32 million. Operating income also was negatively affected by higher pension costs and higher U.S. medical insurance costs. Compared with 2002, underlying operating income on a constant currency basis increased by 6% to EUR 793 million from EUR 746 million.

As a result of weakness in the US dollar versus the euro, but also as a result of the EUR 32 million book loss related to the disposal of Claritas Europe, total revenues decreased by 9% to EUR 3,882 million from EUR 4,275 million. However, on a constant currency basis and excluding the book loss, total revenues increased by 2% to EUR 4,359 million. The excellent performance of the Marketing Information and Media Measurement & Information groups largely offset lower revenues from the Business Information and Directories groups.

Included in 2003 operating income were three meaningful items of an incidental nature, which on balance had a negative impact of EUR 75 million. These items are provisions for reorganization of the Marketing Information and Directories groups amounting to EUR 33 million and EUR 10 million respectively and a book loss of EUR 32 million as a result of the disposal of Claritas Europe.

Operating income expressed as a percentage of total revenues (operating margin) decreased to 16.6% from 17.4% in 2002, but increased to 18.2% on an underlying basis.

Performance by Group

The table below shows total revenues and operating income (excluding operating income of associates) of VNU's business groups in 2003 and 2002. Total revenues and operating income of Claritas Europe in 2003 and 2002 are presented in divested operations, including the book loss on the divestiture.

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Press release

Amounts x EUR 1 million	**2003** Total revenues	**2003** Operating income	**2002** Total revenues	**2002** Operating income
Marketing Information	1,765	193	1,881	258
Media Measurement & Information	929	197	1,032	188
Business Information	636	95	775	107
Directories	492	211	489	235
Other	12	(14)	–	(38)
Total excluding divested operations	3,834	682	4,177	750
Divested operations*	48	(39)	98	(4)
Total including divested operations	3,882	643	4,275	746

** Total revenues, operating income and the book loss on Claritas Europe (deducted from total revenues).*

MARKETING INFORMATION

The VNU Marketing Information group achieved solid organic revenue growth across all regions, while operating results (excluding a reorganization charge) on the same basis showed a limited growth due to investments in future growth. Total revenues and operating income of Claritas Europe in 2003 and 2002 are not presented in Marketing Information, but in divested operations, including the book loss on the divestiture.

Amounts x EUR 1 million	**2003**	**2002**	**% change**	
			reported	**organic**
Total revenues	1,765	1,881	-/- 6%	+ 6%
Operating income	193	258	-/- 25%	+ 2%*

** Excluding a EUR 33 million reorganization charge.*

Total revenues of the group showed organic growth of 6% in 2003. Especially the Americas and Europe performed at the high end of our guidance, in line with our previous guidance of 5% to 7%. ACNielsen's organic revenue growth amounted to 7%.

Organic growth of operating income (excluding a reorganization charge) however, was limited year-on-year, mainly due to investments made to accelerate future growth and improve operating efficiency, along with higher pension and medical insurance costs. Operating income of EUR 193 million declined EUR 65 million, due to the impact of the weak US dollar, a reorganization charge for the project Atlas business-improvement program and investments in future growth including product-development costs and start-up expenses for new clients. Excluding the reorganization charge, the group's operating margin amounted to 13%, in line with our 2003 trading update guidance (excluding Claritas Europe).

Project Atlas

In 2003, VNU launched project Atlas, a multi-year business improvement program in Marketing Information that is designed to enable the group to better meet client needs, improve operational efficiency, accelerate revenue growth through the introduction of new products and services and increase margins. Primarily concentrated on the group's North American operations, project Atlas will build on the successful Operation Leading Edge program in Europe to further strengthen ACNielsen's value proposition. Additional Atlas activities will streamline key operational practices to enhance quality and lower production costs, create a more streamlined and state-of-the-art technology platform and leverage VNU's global purchasing power to achieve cost efficiencies.

In 2003, VNU took a one-time reorganization charge of EUR 33 million for this project, mainly to cover severance costs. Over a three-year period, Marketing Information will reduce its work force by more than 700 full-time employees, part of which will come from natural attrition.

Growth investments

To further strengthen the group's market position, create new platforms for accelerated revenue growth and substantially improve margins, in 2003, the Marketing Information group launched a number of important initiatives, including a plan to more than double the size of its U.S. Homescan consumer panel. The panel expansion responds to growing client demand for more detailed information about consumer behavior in a wider variety of retail channels, more granular information about narrowly defined population segments and better information on emerging product categories. This "Mega Panel" expansion from 61,500 to approximately 125,000 households in the U.S. will be completed during 2004 and 2005.

During 2003, the Marketing Information group also invested in start-up activities for new clients, particularly Procter & Gamble, which awarded ACNielsen its U.S. retail measurement and consumer panel business under a five-year contract.

Margin improvement
As a result of these initiatives and investments, as well as other actions, the Marketing Information group's margin (13% in 2003, excluding a reorganization charge) is expected to be around 12% in 2004. However, we are confident that the gradually declining costs and increasing benefits connected to these initiatives, will longer term (2006) lead to an operating margin of 15% or more.

Portfolio evaluation
In January 2003, VNU announced its intention to explore strategic options for ACNielsen's Customized Research business in Europe and Claritas Europe. Claritas Europe, a non-strategic business that operates in seven European countries, was sold to Acxiom Corporation on January 5, 2004 for EUR 33 million, resulting in a book loss of EUR 32 million. Alternatively, management determined that shareholder interest is best served by retaining the European Customized Research business, which conducts qualitative and quantitative research activities across a wide spectrum of industry sectors.

Improved organization
In 2003, VNU announced a new organizational structure for the Marketing Information group designed to improve global coordination and efficiency, address client demand for new capabilities and create a better platform for accelerated profitable growth.

Net operating revenues
During 2003, Marketing Information achieved revenue growth at constant currencies in all regions in which it operates. This performance was led by Retail Measurement services, which grew 7%. Consumer Panel and Customized Research services showed slower growth, while Modeling & Analytics (M&A) services grew as a result of strong performance in ACNielsen.

Development by region

Americas region
In the Americas, the Marketing Information group realized a revenue increase at constant currencies of 7%, resulting in considerable growth in operating income, driven by strong performances across the region.

Despite a challenging economic environment, ACNielsen U.S. had a strong year and (excluding the reorganization charge) continued to grow revenue and operating income at constant currencies, driven by new clients, including Procter & Gamble, and increased penetration of services in the existing client base, partly offset by higher pension and medical costs.

ACNielsen U.S. began development of a new version of its Internet-based category management system, *Category Business Planner* (*CBP*), that will include significant enhancements over the first version. *CBP* is a system that enhances collaboration between retailers and manufacturers by providing both parties with sales information organized according to each retailer's unique category definitions. As part of the decision to develop the new service, in the first half of 2003, a write-off of EUR 8 million was recorded to cover previously capitalized software costs of the existing application.

ACNielsen Canada delivered strong revenue growth in 2003, driven by favorable developments in Retail Measurement services and strong ad-hoc sales in Consumer Panel services.

Despite a difficult economic environment in Argentina, Mexico and Brazil, ACNielsen Latin America had an excellent year, delivering both top-line and bottom-line organic growth in all countries. The growth was fueled by higher Retail Measurement sales as a result of expanded coverage in Brazil and Mexico and excellent Consumer Panel growth in Mexico, Chile and Columbia.

BASES had modest revenue growth at constant currencies in 2003. Strong growth in Europe was offset by a small decline in the United States and Latin America, as clients postponed research projects due to economic circumstances. BASES continued to expand use of its innovative ePanel research technique, which employs the Internet to conduct testing of new-product concepts among representative panels of consumers.

In the Precision Marketing sector, Claritas in the U.S. generated good revenue growth at constant currencies versus last year. The revenue increase was driven by a strong renewal rate with existing clients and sales of new custom projects.

Excluding the impact of integrating its TDLinx business into ACNielsen U.S., Spectra increased its revenue at constant currencies compared with 2002 as a result of sales of new systems and ad-hoc projects.

Europe, Middle East and Africa region
In Europe, Middle East and Africa, operating results improved. Revenue at constant currencies increased 6%, mainly due to major client wins for ACNielsen Europe, including United Biscuits and Cadbury in the United Kingdom and Unilever in Germany.

Revenues and operating income in Europe grew satisfactorily. In ACNielsen Europe, sales of account-level Retail Measurement services increased significantly. These high-value services provide manufacturers with retailer-specific breakdowns of product sales and complement the standard market-level measurement. Following last year's turnaround, Germany continued to grow both revenue and profits. Turkey also performed well, despite continued economic difficulties in that country.

ACNielsen Europe's major restructuring program, Operation Leading Edge was completed early in 2003, yielding cost efficiencies and process improvements that made a significant contribution to overall operating results. Operating efficiency was further improved as good progress was made in the development of a shared service center to streamline transaction accounting and processing.
ACNielsen Europe continued its transition to a client-centric pan-European business model throughout the year.
Prior to its divestiture as of January 5, 2004, Claritas Europe experienced weak conditions in some markets and competitive pressures that restricted its performance. Claritas Europe is principally a direct-mail industry support company with a different business model from Claritas in the U.S.

During 2003, ACNielsen Emerging Markets realized strong revenue and operating income growth at constant currencies. Revenue growth was driven by expansion of Retail Measurement services in Central and Eastern European countries and Russia, including increased coverage of retail channels and product categories and the expansion of local-market measurement services to national markets. Customized Research continued to gain momentum in Emerging Markets, driven by proprietary services, including the eQ series for measuring brand and customer equity.

Asia Pacific region
ACNielsen Asia Pacific achieved modest revenue growth at constant currencies despite significant economic pressures, the impact of the SARS epidemic and intensifying competition. Double-digit growth was recorded in Asia, where Retail Measurement services were enhanced by product and service improvements. Difficult economic conditions and the SARS epidemic held down client spending on ad-hoc Customized Research studies, resulting in modest revenue growth.
Operating income at constant currencies declined slightly, as strong growth in Asia was offset by intensifying competition, primarily in Japan and the Pacific.

During the year, Retail Measurement services were expanded significantly in China and Japan to provide deeper channel and geographic coverage. In addition, Consumer Panel services were launched in various markets including Singapore and Indonesia and a national service was introduced in the Philippines.

Customized Research continued to grow on the strength of well-accepted ACNielsen proprietary product offerings. In addition, Modeling & Analytics services enjoyed double-digit gains across the Asian markets driven by the introduction of ACNielsen Explorer.

During 2003, go-to-market capabilities were enhanced through the introduction of consistent standards for all markets. Quality, cycle time and coverage improvements were made throughout the region.
Product quality and delivery speed were further enhanced as a result of continuous improvement in the region's data platforms and operational processes.

MEDIA MEASUREMENT & INFORMATION

Media Measurement & Information is a key growth engine for VNU. The group delivered strong operating results in 2003, primarily due to substantial organic growth in total revenues and operating income from the group's largest business unit, Nielsen Media Research in the United States, and improved operating performance at NetRatings.

Amounts x EUR 1 million	**2003**	**2002**	**% change**	
			reported	**organic**
Total revenues	929	1,032	-/- 10%	+ 5%
Operating income	197	188	+ 5%	+ 25%

In line with our 2003 trading update guidance, organic growth in total revenues was approximately 5% in 2003, largely driven by the performance of Nielsen Media Research in the United States. The group's operating margin rose to more than 21% from 18% in 2002.

Nielsen Media Research U.S.
In the United States, Nielsen Media Research realized more than 9% higher revenues at constant currencies, due to continued strong demand for its television audience measurement and related services. These results were achieved as Nielsen Media Research reached a number of important agreements supporting the planned expansion of its national and local coverage. Among others, an arrangement with a major television media company and a new national service agreement encompassing two major broadcast networks, stand out. The unit also added new cable network and cable system clients, upgraded five cable networks to full national service subscriptions, added a new Spanish-language broadcast network client, and adapted its sales and service functions to meet changes in the dynamic U.S. television market.

1.1.001 02.99

Building a foundation for future growth, Nielsen Media Research continued to develop innovative new services and data delivery systems, expanded its customized analysis and research services, and continued to invest in new audience measurement technologies while forming strategic partnerships to respond to technological advances in digital broadcasting and interactive television.

In February 2003, Nielsen announced plans for the largest-ever expansion of its National People Meter sample, which produces audience ratings for all broadcast and cable networks as well as national syndicators and agencies.

With the support of its major clients, Nielsen expects to nearly double the effective size of this sample, from the current 5,000 households to nearly 10,000 homes by 2006. The larger sample size will allow Nielsen to better measure audiences that are becoming increasingly fragmented, due to the growing number of channels and available viewing options on U.S. television.

With strong backing from key broadcasting and cable clients, Nielsen also announced plans to introduce a Local People Meter (LPM) service in the top 10 local TV markets in the United States. The new service provides overnight demographic ratings that will serve as the currency for negotiating advertising rates and making programming decisions. Already available in Boston, Nielsen Media Research plans to expand the LPM service to Los Angeles, New York, Chicago and San Francisco in 2004.

During the year, Nielsen Media Research announced major multi-year agreements with several key clients, among those NBC, Comcast, Viacom, CBS and the FOX Television Station Group.

To support its long-term technology development plans, in September Nielsen opened its Global Technology and Information Center in Florida, bringing together state-of-the art facilities, engineering labs, software development and other R&D efforts under the same roof.

Nielsen Media Research International
Revenues at constant currencies for Nielsen Media Research International (NMRI) were flat and, as expected, operating income declined slightly due to competitive pressures and overall softness in the global advertising environment, which lowered demand for NMRI's advertising and television audience information. Increased revenues from the Nielsen Monitor-Plus advertising information services business in the U.S., under NMRI management, were offset by lower revenues in Europe, reflecting the impact from client budget pressures, a weak economy and continued consolidation on the agency side.

The United Kingdom and Italy each reported lower revenues in line with reduced advertising spending, while Germany, Ireland and Finland, along with NMRI's multinational advertising information service, AdEx International, delivered increased revenues. In the Asia Pacific region, Australia and Hong Kong experienced revenue shortfalls, while Indonesia and New Zealand showed increased revenues.
The decrease in Australia was due to the loss in 2002 of a television audience measurement contract.

To improve its coverage of the world's fastest-growing advertising economy, NMRI announced a major expansion of its TV ratings service in China, with plans to go from 11 cities to more than 100 local and provincial markets within two years. By year-end, NMRI had 25 of the new markets up and running.

During the year, NMRI won a major new agreement with Deutsche Post to monitor direct-mail advertising. NMRI also renewed, after a competitive tender process, a three-year contract to measure radio audiences in Australia, and was named the industry supplier of television audience measurement services in Thailand and Taiwan, renewing its currency status through competitive tenders in both countries.
Nielsen Outdoor, a new unit under NMRI management, continued to develop its audience measurement service for billboards and other outdoor advertising.

Internet Measurement
Results improved significantly at VNU's 65%-owned Internet measurement business, NetRatings. Organic revenues grew at a double-digit rate, due to improved renewal rates and selling prices across its clients base and growth from its various product and service offerings. Operating results improved as a result of higher revenue, greater operating efficiencies and a favorable comparison with 2002, when one-off charges totaling EUR 13 million were recorded related to restructuring measures and a settlement of patent litigation with Jupiter Media Metrix.
NetRatings continues to make progress towards achieving a break-even position as a result of cost savings and expanded product offerings. Its competitive position improved, and NetRatings' international client base has expanded.

Nielsen Entertainment
Total revenues and operating income in the Nielsen Entertainment division both decreased, on a constant currency basis, mainly due to increased competition and pricing pressures.
Nielsen EDI, which measures box-office results and provides related information services, saw its total revenues and operating income at constant currencies decline as a result of competitive pressures.

Press release

Another unit, Nielsen NRG, which provides marketing consulting services to film studios, also experienced a decline in revenues and operating income at constant currencies, due primarily to a reduction in its consumer tracking services outside the United States, as well as competitive pricing pressures in the United States. Revenues and operating income increased in the Music, Home Entertainment and Book verticals. The Music vertical achieved successful contract renewals during the year despite certain competitive pressures at Nielsen BDS. Home Entertainment had a strong year, primarily due to higher demand for its Nielsen ReelResearch service. Nielsen VideoScan continued to perform well and completed its expansion into Canada. The Book vertical completed the acquisition and integration of BookData in the United Kingdom. In addition, Nielsen BookScan now entered into agreements with all the major book publishers in the United States.

Media Solutions

Media Solutions provides high-quality data, analysis and value-added services to meet clients' advertising planning and buying needs. The division showed moderate revenue growth, led by strong results from the television, radio and advertising segments at Scarborough Research.

Operating income growth was strong for the overall division, due to the aforementioned revenue performance at Scarborough as well as operating cost efficiencies that were realized in all business units. At constant currencies, all business units, except for IMS, delivered increased operating income compared with results in 2002.

BUSINESS INFORMATION

The Business Information group continued to face weak economic conditions in 2003, as advertising spending (8% of VNU's total revenues) once again decreased, but showed an organic growth in operating income for both trade show activities (+ 6%) and publishing activities (+ 32%) compared with 2002.

Amounts x EUR 1 million	2003	2002	% change	
			reported	organic
Total revenues	636	775	-/- 18	-/- 6
Operating income	95	107	-/- 11	+ 9

Total revenues of Business Information had a negative organic growth rate of 6%. However, operating income achieved a positive organic growth of 9% due to ongoing cost-saving measures, including lowering headcount and the closure of non-profitable titles. Business Information's operating margin increased to 15% from 14%.

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Approximately 93% of the group's operating income was generated in the United States, of which 81% came from VNU Expositions.

Trade shows

Trade show business continued to strengthen VNU's position as a leading business-to-business information and media company. In 2003, this business once again delivered solid results due to strong demand for its trade shows and educational conferences. Exposition activities are less cyclical than the group's publishing activities, due to renewable registrations and guaranteed exhibitor fees for its events. Demonstrating its recession-resilient character, the trade show business grew its organic revenues by 2% in 2003.

United States

VNU Expositions is one of the largest organizers of face-to-face events in key market segments in the United States and Brazil. Its largest and most successful face-to-face events are organized for the retail, entertainment, jewelry, healthcare, sports and design industries. At constant currencies, total revenues were slightly above last year's result. VNU Expositions continued to realize cost savings on trade-show expenses, but did incur losses on the launches of two new events.

Operating income was also negatively affected by the unfavorable settlement of an arbitration case in an attempt to cease a money-losing contract with a U.S. trade organization that was a partner in a declining Bobbin event.

Europe

VNU Exhibitions Europe in which VNU acquired 50% ownership in 2002, showed higher revenues and operating income in comparison with last year. Imark reported slightly lower revenues and operating income on its IT and telecom events.

In a move to share successful practices across regions, VNU Expositions successfully introduced the format of the popular U.S. *Action Sports Retailer* show in France in July. The number of retailer attendees for the world's leading trade show for surf, skate, swim, snow, and youth culture products was far above expectations.

Publishing

Publishing revenues fell again in 2003 due to the global advertising recession, but the impact on profitability was offset by reductions in headcounts and production costs, as well as by closing, merging or outsourcing less successful business magazines.
The economic downturn, which began in the first half of 2001, was most evident in 2002 but continued in 2003, both in the United States and Europe. Advertising revenues, which accounted for 45% of total Business Information revenues, had a negative growth rate of 12% at constant currencies.

Press release

During the first half of 2003, this decline in advertising revenue amounted to 22% in Europe and 9% in the United States, compared with the same period in 2002, while these percentages were 20% and 8% respectively, for the full year.

U.S. magazines

The publishing business in the United States continued to experience declining advertising revenues, but the impact was partly offset by further cost reductions, which resulted in a lower overall cost base. All titles were affected, but the impact was most severe in certain segments, including Music, Performance, Travel and Food & Beverage. *Billboard* and *Monitor* continued to suffer from weak conditions in the recording industry. Professional travel publications were affected by fear for SARS and terrorist attacks. However, publications aimed at professionals in the film industry performed better than in 2002, continuing the improvement started in that year. *The Hollywood Reporter* benefited from the releases of new movie titles and a strong Golden Globe and Academy Awards season.
Adweek experienced a small further decline in advertising revenues, but showed a slight increase in the fourth quarter. In January 2004, *Editor & Publisher*, while shifting from a weekly to a monthly publication, significantly enhanced its increasingly popular website *E&P Online,* delivering a daily newswire to subscribers.

European magazines

VNU Business Media Europe saw its advertising revenue fall as it continued to face a disappointing advertising market. The Netherlands and the United Kingdom, together responsible for approximately 61% of total publishing revenues in Europe, experienced weak conditions, especially in the advertising market. No upturn is expected in the near future, but European advertising revenues represent less than 3% of VNU's total revenues. Advertising revenues, which mainly consists of recruitment and display advertising, accounted for approximately 47% of total revenues of VNU Business Media Europe. Cost-saving measures were taken to counter the financial impact of decreasing advertising volumes. As a result, operating income increased.

VNU Business Media Europe invested in research and new product development, introducing a number of new launches (partworks) as of January 2004. Technology websites under the *VNUNet* brand showed significant growth.
In The Netherlands, the major weekly *Intermediair* suffered from the substantial downturn in the recruitment market (the overall market was down by over 40%). However, with a restyled product, *Intermediair* was able to raise its market share and capitalize on some new revenue opportunities. In its 25th anniversary year, *Management Team* delivered an excellent performance, particularly in developing additional revenue opportunities.

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In the United Kingdom, larger magazines, such as *Computing, Accountancy Age* and *Computeractive,* continued to suffer from the soft advertising market. Although demand for IT and accountancy recruitment advertising and IT weekly display advertising continued to decline, market shares and revenue per advertising page were strong. Growth in online revenue was a significant contributor to the U.K. success.
The French, German and Belgian publishing companies also suffered from the adverse trade magazines market, but cost-reduction measures substantially offset the impact on profitability of lower revenues.
VNU Business Publications España controlled operating results very resourcefully in addressing revenue shortfalls with good publishing initiatives. Publicaciones Profesionales performed very well. The Italian publishing company performed below expectations due to tough market conditions, especially in circulation sales for *PCM* and *Computer Idea*.

DIRECTORIES

The Directories group continued to deliver significant cash flows and high operating margins in 2003. Due to the impact of the economic slowdowns in the markets where it operates, the group showed basically flat revenue growth. Operating results decreased, mainly due to the initial investment in launching the White Pages in The Netherlands and a reorganization charge.

Amounts x EUR 1 million	2003	2002	% change	
			reported	organic
Total revenues	492	489	+ 1%	-/- 1%
Operating income	211	235	-/- 10%	-/- 6%*

** Excluding a EUR 10 million reorganization charge.*

Total revenues increased marginally by approximately 1%, mainly due to the consolidation of Pagini Aurii, the Romanian directories company in which VNU now has an 84% stake. VNU increased its position in Pagini Aurii from 28% on July 28, 2003.
Operating income decreased by 10% to EUR 211 million from EUR 235 million, mainly due to start-up costs related to the launch of White Pages in The Netherlands and a reorganization charge. The group's operating margin, excluding the reorganization charge amounted to 45% compared with 48% in 2002. This decrease was the result of flat revenues and additional expenses for the launch of the Dutch White Pages. The results were positively influenced by growing online revenues, which increased by more than 60% to EUR 37 million from EUR 23 million last year.

Taken together, World Directories' minority stakes in South Africa and Puerto Rico showed slightly lower operating results, mostly due to currency fluctuations.

Excluding the Pagini Aurii business, there was a slight decline in total revenues, driven by the economic downturn particular in The Netherlands and Portugal. Golden Pages Ireland on the other hand, saw its revenues grow as a result of a more favorable economy. The group's revenue performance in 2003 demonstrates that the directory industry is not completely immune to economic downturns, although the pressure on its revenues was considerably less than on several other advertising markets. For the third consecutive year, the group's organic growth was hampered by weak economic conditions in its main markets.

The group has launched an operational improvement program that is expected to result in lower headcount and a lower cost base. The program required a reorganization charge of EUR 10 million.

The group aims to be the provider of choice for directory products and services through multiple platforms in the markets it serves. It seeks to grow the traditional print business while developing new revenue streams through innovative new products. Developing a multiple platform strategy is absolutely necessary for future growth, especially in mature markets that are shifting to other technology platforms.

The group's leading position in seven countries is built on a "best in class" sales and marketing organization, accurate and comprehensive databases and well-established brands.
Leveraging these assets has been a key to success, while the creation of multi-access capabilities and making directory information available on all platforms will fuel future growth. This approach is already paying off, especially in the Internet arena, where the number of paying advertisers increased to more than 170,000 at the end of 2003 versus 72,000 in 2002. The number of page views amounted to approximately 500 million and the number of searches grew by more than 33% to almost 140 million.

Belgium
At Promedia, revenues and operating income remained stable in 2003. The Belgian Internet site again generated strong advertising sales and was extended with Golden Pages *Resto*, an online directory of restaurants and caterers. The success of the Internet had a negative impact on advertising sales for print directories, but new product offerings and sales tactics have been developed to better cope with this shift. Overall, Promedia's share in the Belgian advertising market remained stable in 2003.

The Netherlands

Total revenues at Gouden Gids were particularly affected by weak economic circumstances. Operating income decreased as a result of lower revenues, along with initial expenses related to the accelerated launch of White Pages. In July 2003, Gouden Gids introduced the first combined yellow/white pages book in The Netherlands; since then another 14 combined books have been published. The new books enjoyed high customer acceptance and achieved strong penetration among advertisers. The costs associated with this introduction amounted to some EUR 10 million.

Portugal

In a weak economic environment, Páginas Amarelas had lower total revenues and operating income than in 2002, despite of cost savings. Drastic cuts in public spending had a negative impact on sales to governmental organizations. A number of new commercial approaches have been introduced to regain growth in revenues.

Ireland

Although economic growth in Ireland slowed as well, Golden Pages once again delivered substantially higher profits on the success of its growing white and yellow pages. In order to stimulate further growth, a new Internet site has been successfully launched. The performance of Golden Pages will improve further as a result of the implementation of a new company-wide IT-system.

Romania

Pagini Aurii benefited from a growing economy in a stable political environment. Revenues showed solid growth and developed as expected. Pagini Aurii distributes its directory information through 41 printed directories, as well as via the Internet and CD-Rom.

Associates

Verizon Information Services in Puerto Rico (40% VNU) faced the impact of difficult economic conditions, especially in the tourism-related business. With strong cost-control and an active new product development policy, the business managed to limit the adverse financial impact from the economic downturn, resulting in slightly lower operating income at constant currencies.

Telkom Directory Services in South Africa (33% VNU) showed strong top and bottom line growth. With the company's core business performing well, its focus is on broadening the product portfolio.

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Acquisitions and Divestitures

In 2003, VNU invested EUR 104 million in acquisitions compared with a 2002 total of EUR 326 million. Included in this amount was a payment in the first half of 2003 with respect to certain legacy tax liabilities of Nielsen Media Research, which were in existence at the time of its acquisition by VNU. As a result, Nielsen Media Research increased the cash amount of its earlier net payment, and VNU treated this additional amount as a post-acquisition payment, for which a provision was recorded at the date of acquisition.

Our most important acquisition in 2003 was the purchase in July for USD 24 million of an additional 56% interest in Pagini Aurii, the leading telephone directory company in Romania, which increased our stake to 84% from 28%.

During the first half of 2003, VNU divested its 35% interest in Independent Media Holding bv, the largest publisher of consumer magazines in Russia, which was part of the company's former Consumer Information group, to the remaining shareholders. In early January 2004, we completed the sale of Claritas Europe to Acxiom Corporation for EUR 33 million.

Capital Expenditures and Depreciation

In line with our 2003 trading update guidance, investments in property, plant, equipment and software amounted to EUR 209 million in 2003 compared with EUR 198 million in 2002. Marketing Information and Media Measurement & Information accounted for approximately 84% of total capital expenditures in 2003. Total capital expenditures of the Marketing Information group decreased by approximately 14% compared with 2002. Despite this decrease, mainly due to the lower US dollar rate, the Marketing Information group continued to invest in software and systems for a new production platform ("data factory") that will further enhance and expand Retail Measurement services in Europe.

In Media Measurement & Information, capital investments increased despite the lower US dollar exchange rate. Investments in 2003 were mainly related to the development of new metering technologies for measuring television audiences, particularly the next-generation in metering (the "Active/Passive Meter"), the introduction of Local People Meters in the United States, and the purchase of equipment for the data factory in Florida. These investments by Nielsen Media Research are contributing to the strong organic revenue growth of this group. Depreciation amounted to EUR 153 million compared to EUR 160 million in 2002.

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Intangibles

The 2003 financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the financial statements from the previous three years. In accordance with Dutch accounting guidelines, all intangible fixed assets are to be amortized as of 2001. By comparison effective July 2002, in the United States, the current accounting standard no longer permits goodwill amortization unless it relates to the annual impairment tests.
In 2001, the International Accounting Standards Board (IASB) initiated the "Business Combinations" project aimed at convergence of International Accounting Standards with the accounting standards in the United States. The IASB issued an exposure draft in December 2002. An accepted standard is expected to be issued in the first quarter of 2004. Considering these developments, VNU has decided to maintain its current accounting principles for 2003, because we believe that consecutive changes in our policy for intangibles will not improve the reader's understanding of our financial statements.

Following Dutch guidelines in 2003 would have led to additional amortization of publishing rights of EUR 101 million, which also would have entailed longer terms for amortization than 20 years now required under our current goodwill amortization policy. This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.

As announced on December 16, 2003, in connection with the annual impairment tests on publishing rights and goodwill, an impairment charge of EUR 35 million has been recorded, principally due to the decline in advertising revenues from trade magazines in the Business Information group. This additional amortization does not affect VNU's cash earnings or cash earnings per share.

Finances

In May 2003, VNU placed GBP 250 million of Sterling securities, which are structured as a 7-year Sterling bond with a coupon of 5.625% per annum. The notes are senior unsecured securities, issued under VNU's Euro Medium Term Note Program.
The proceeds have been used to refinance existing debt and for general corporate purposes.

Credit statistics improved strongly as discussed below. At year-end, cash and cash equivalents amounted to EUR 489 million, resulting in a net debt position of EUR 2,958 million, down from EUR 3,526 million at the end of 2002. EUR 309 million of the net debt decreased as a result of the lower US dollar. At December 31, 2003, total gross interest-bearing debt amounted to EUR 3,447 million.

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Short-term debt increased by 18% to EUR 440 million from EUR 374 million, which is well below the total of EUR 740 million of unused, committed stand-by credit arrangements.
In line with our 2003 trading update guidance, net interest expense decreased substantially to EUR 139 million from EUR 161 million in 2002, as a result of the reduction in net debt to EUR 2,958 million from EUR 3,526 million.

In line with our 2003 trading update guidance, on a reported basis, the interest coverage ratio of EBITDA/net interest, which is of importance in evaluating VNU's financial strength and which is defined in some of VNU's loan documentation, amounted to 5.7 in 2003. The underlying interest coverage ratio (excluding the book loss Claritas Europe and excluding reorganization charges) amounted to 6.3. This improvement over the 2002 coverage ratio of 5.6 is the result of our improved financial position in 2003. A minimum ratio of 3.0 has been agreed with our lenders. VNU has not committed to any other material covenants. Going forward, the target for this ratio will be in a range between 6.0 to 8.0, which is more stringent than the range for the previously defined interest coverage ratio.

VNU reduced the amount of outstanding convertibles due in 2006 by approximately EUR 180 million as the company bought back these convertibles in the open market during 2003.

VNU debt is rated BBB+ by Standard & Poor's, and Baa1 by Moody's. Both ratings agencies have assigned "negative outlook" to the company's rating.

As a result of the lower US dollar exchange rate, cash flows from operations of subsidiaries only slightly increased by EUR 25 million to EUR 868 million.
Our effective tax rate adjusted for non tax-deductible goodwill amortization and impairment charges amounted to 27%, equal to 2002. Excluding the book loss from the sale of Claritas Europe, our effective tax rate amounted to 25%. The lower effective tax rate in 2003 was mainly due to the release of a provision for tax exposures.

Shareholders' equity decreased to EUR 4,066 million from EUR 4,587 million (before appropriation of net earnings), mainly as a result of the lower US dollar.

Pensions
The financial position of our defined benefit plans, remained fairly stable during 2003. The effect of the improved performance of global stock markets was partially offset by the effect of lower discount rates on the obligations.

Funding of the pension plans was kept at or above the levels required by local laws and regulations. The largest plan (a Dutch plan) had a funding ratio of 111% at December 31, 2003. For a number of plans the accumulated benefit obligation exceeded the fair value of the assets at December 31, 2003. Consistent with our accounting principles, we have recorded an additional minimum liability of EUR 80 million (after tax), which is charged to equity. The net charge to equity (after tax) for 2003 is EUR 17 million (in 2002 this charge was EUR 74 million). This charge has no impact on our 2003 earnings and cash flows.

Dutch Corporate Governance Code

In its annual report 2003, VNU will review the new Dutch Corporate Governance codes and we intend to comply with nearly all-best practice provisions of the Code. For more details we refer to the 2003 Annual Report which will be published on March 29th 2004.

Forward-Looking Statements

This document contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information

- On March 10, 2004, at 1:00 p.m. (CET) the analyst and investor meeting will be webcast live on VNU's corporate website *www.vnu.com*
- On March 10, 2004, at 4:00 p.m. (CET) a conference call will be organized. This conference call will be available on VNU's Corporate website *www.vnu.com*.
  For more information, please contact Julia Ohle of Taylor Rafferty Associates, on +44 (0) 207 936 04 00
- On March 29, 2004, the VNU 2003 Annual Report will be published in printed form and on the VNU corporate website *www.vnu.com*

CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION

Amounts x EUR 1,000	2003	2002
Fixed assets		
Intangible assets	7,116,473	8,199,748
Property, plant and equipment	504,000	522,353
Long-term financial assets*	428,652	387,662
	8,049,125	9,109,763
Current assets		
Inventories*	12,081	23,010
Accounts receivable and other current assets	959,785	1,059,684
Cash and cash equivalents	489,600	524,515
	1,461,466	1,607,209
Current liabilities	1,647,875	1,913,779
Working capital	(186,409)	(306,570)
Capital to be financed	7,862,716	8,803,193
Non-current liabilities		
Debenture loans and private placements	2,825,536	3,183,977
Other long-term liabilities	96,082	102,886
	2,921,618	3,286,863
Subordinated loans	181,512	491,882
Provision for liabilities and charges	611,490	331,881
Minority interests	81,893	105,343
Shareholders' equity		
Capital stock	52,709	52,195
Additional paid-in capital	2,334,368	2,335,360
Retained earnings	1,549,174	2,029,998
Unappropriated net earnings	129,952	169,671
	4,066,203	4,587,224
Financing capital	7,862,716	8,803,193

* In 2003 we have altered the presentation of deferred tax assets and work-in-progress and projects. We adjusted the comparative figures for 2002 accordingly.

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CONSOLIDATED STATEMENT OF EARNINGS

Amounts x EUR 1,000

	2003	in %	2002	in %
Net operating revenues	3,899,364	100.5	4,266,420	99.8
Other revenues and book gains (losses)	(17,598)	(0.5)	9,057	0.2
Total revenues	3,881,766	100.0	4,275,477	100.0
Personnel costs	1,889,620	48.7	2,018,111	47.2
Raw materials and purchased services	811,897	20.9	797,075	18.7
Other operating expenses	384,543	9.9	554,734	13.0
Depreciation of property, plant and equipment	152,838	3.9	159,715	3.7
Total operating costs and expenses*	3,238,898	83.4	3,529,635	82.6
Operating income before goodwill amortization and impairment charges	642,868	16.6	745,842	17.4
Goodwill amortization	(219,861)		(248,401)	
Goodwill impairment charges	(35,396)		(37,963)	
Operating income after goodwill amortization and impairment charges	387,611		459,478	
Interest income	15,292		23,248	
Interest expense	(154,314)		(184,308)	
Other financial gains and losses	808		(7,000)	
Results from financial income and expense	(138,214)		(168,060)	
Earnings before income taxes	249,397		291,418	
Income taxes	(112,190)		(127,330)	
Net earnings of associates*	7,094		9,728	
Minority interests	(14,349)		(4,145)	
Net earnings	129,952		169,671	

* In 2003 we have altered the breakdown of the operating costs and expenses and the presentation of (net) earnings of associates. We adjusted the comparative figures for 2002 accordingly.

Per common share Amounts x EUR 1	2003	diluted 2003	2002	diluted 2002
Earnings before goodwill amortization and impairment charges (cash earnings)	1.51	1.51	1.83	1.83
Net earnings	0.50	0.50	0.67	0.67

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CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts x EUR 1,000

		2003			2002	
Operating income of subsidiaries after goodwill amortization and impairment charges		387,611			459,478	
Adjustments for:						
Book (gains) and losses, included in operating income		17,598			(9,057)	
Depreciation of property, plant and equipment		152,838			159,715	
Goodwill amortization and impairment charges of subsidiaries		255,258			286,364	
Change in provisions and other long-term liabilities		70,089			(10,695)	
Change in accounts receivable and other current assets	8,442			47,193		
Change in inventories	2,347			1,656		
Change in current liabilities	(25,908)			(91,282)		
Change in working capital items		(15,119)			(42,433)	
Cash flows from operations of subsidiaries		868,275			843,372	
Interest received	21,699			22,695		
Dividends received from associates	7,569			12,286		
Interest paid	(144,875)			(173,861)		
Income taxes paid	(101,624)			(79,683)		
		(217,231)			(218,563)	
Cash flows from operating activities			651,044			624,809

Acquisition of subsidiaries and associates	(103,741)		(326,248)	
Divestiture of subsidiaries and associates	16,996		16,985	
Investments in property, plant and equipment	(209,347)		(197,917)	
Proceeds from the sale of property, plant and equipment	19,645		–	
Net investments in long-term financial assets	(915)		(7,417)	
Cash flows from investment activities		(277,362)		(514,597)
Proceeds from long- and short-term debt	414,133		635,256	
Repayment of long- and short-term debt	(656,758)		(992,795)	
Proceeds from share issuance	–		259,922	
Dividends paid	(75,032)		(72,510)	
Cash flows from financing activities		(317,657)		(170,127)
Net cash flows		56,025		(59,915)
Foreign currency translation differences and other changes		(90,941)		(39,209)
Changes in cash and cash equivalents		(34,916)		(99,124)
Cash flows from operating activities	651,044		624,809	
Net investments in property, plant and equipment	(189,702)		(197,917)	
Free cash flows before dividends paid		461,342		426,892
Dividends paid		(75,032)		(72,510)
Free cash flows		386,310		354,382

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FINANCIAL CALENDAR

Date March 10, 2004

In compliance with the Dutch Corporate Governance Code, we herewith include our financial calendar for the first half of 2004, listing upcoming VNU events of interest to analysts and investors.

Roadshow 2004:

March 10	Publication 2003 results Analyst and Investor meeting in Amsterdam
March 11 and 12	Roadshow London
March 15 - 18	Roadshow Europe: Dublin, Edinburgh, Frankfurt, Paris
March 22 - 25	Roadshow USA: New York, Boston, Baltimore/Wilmington/ Philadelphia, New York
April 6	Roadshow The Netherlands

Special events 2004:

March 30	Presentation for Scandinavian Investors, Haarlem, Deutsche Bank
June 8	TMT 7 Conference, London, Merrill Lynch
June 10	European Seminar (TMT session), Paris, Exane

(All dates are provisional.)